

# Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


03050390

19 March 2003


SUPPL
SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2003
WASH. D.C. 183 SECTION

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please find attached information pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,



Andrew M Knox
Chief Financial Officer


PROCESSED
MAY 08 2003
THOMSON
FINANCIAL

enc.



# Cue Energy Resources Limited

A.B.N. 45 066 383 971

# RELEASE

## Oyong Field Update

Substantial progress has been achieved towards the development of the Oyong oil and gas field, which is located in the Sampang PSC offshore east Java, Indonesia.

Contracts have been awarded for front end engineering design, for pipeline route and platform location surveys and for an environment impact assessment study.

Negotiations are proceeding rapidly on a Gas Sale Agreement which is expected to incorporate the terms of the Heads of Agreement which was signed on 1 February 2003 between the Sampang PSC participants and PT Indonesia Power for the sale of the entire gas reserves of the field.

First gas supplies from the Oyong field are expected to begin in late 2004 at a minimum rate of 40 million cubic feet of gas per day delivered to the Indonesia Power electricity generating plant at Grati.

The field will be developed using a single centrally located platform with both oil and gas being transported to Grati in a multiphase 14 inch pipeline.

Oil and gas will be separated and processed onshore, where the gas will be delivered to Indonesia Power and the oil stored for export.

### Finance

Cue is currently in detail discussions with potential lenders who have expressed an interest in project financing Cue's A$25 million share of the estimated approximately US$100 million gross capital cost.

### Background

Oyong was discovered in mid 2001 and has been delineated by the Oyong -1, -2 and -3 wells. The field has a 120 metre gas column underlain by a 38 metre oil column. The gas consists of mainly methane with approximately 1% carbon dioxide and no hydrogen sulphide. The oil is approximately $41^0$ API with no sulphur. The field is assessed to contain approximately 90 billion cubic feet of recoverable gas and an initial, conservative recovery of 5 million barrels of oil from the 80 million barrels of oil that are estimated to be in place.



The gas is planned to be produced from 2 centrally located production wells and the oil from 2 or 3 horizontal wells. The oil will be initially produced at moderate rates to determine reservoir performance with additional horizontal wells being drilled as required. Additional oil reserves may be produced, depending on field performance.

The Sampang PSC also contains a number of attractive undrilled prospects, one of which is assessed to have the potential to hold in excess of 2 trillion cubic feet of recoverable gas. Addition infill 2D seismic was acquired over a number of prospects in 2002 and early 2003. This data is currently being evaluated. Cue expects that the two most attractive prospects are likely to be drilled in third quarter 2003.

Participants in the Sampang PSC are :-

| | |
|---|---|
| Cue Sampang Pty Ltd | 15% |
| Santos (Sampang) Pty Ltd | 45% (Operator) |
| Coastal Indonesia Sampang Ltd | 40% |

Any queries regarding the announcement should be directed to the company on (03) 96297577.

Robert J Coppin
Chief Executive Officer

19 March 2003